Exhibit 1

Media Relations Jorge Pérez	Investor Relations Eduardo Rendón	Analyst Relations Lucy Rodriguez
+52(81) 8888-4334 mr@cemex.com	+52(81) 8888-4256 ir@cemex.com	+1(212) 317-6007 ir@cemex.com

CEMEX REPORTS CLOSE TO A TENFOLD INCREASE IN NET INCOME DURING THE FIRST QUARTER OF 2017

•	Net income reached US$336 million in the first quarter of 2017, close to tenfold increase from an income of US35 million in the same period last year.

•	Consolidated net sales and operating EBITDA increased on a like-to-like basis by 6% and 2%, respectively, during the first quarter of 2017 versus the comparable period in 2016.

MONTERREY, MEXICO, APRIL 27, 2017– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that, on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, consolidated net sales increased by 6% during the first quarter of 2017 to US$3.1 billion versus the comparable period in 2016. Operating EBITDA on a like-to-like basis increased by 2% during the quarter to US$559 million versus the same period in 2016.

CEMEX’s Consolidated First-Quarter 2017 Financial and Operational Highlights

•	The increase in quarterly consolidated net sales was due to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in Mexico and our Europe and South, Central America and the Caribbean regions.

•	Operating earnings before other expenses, net, in the first quarter increased on a like-to-like basis by 3%, to US$351 million.

•	Controlling interest net income during the quarter improved to US$336 million, from an income of US$35 million in the same period last year.

•	Operating EBITDA on a like-to-like basis increased by 2% during the quarter and compared to the same period in 2016, to US$559 million.

•	Operating EBITDA margin decreased by 0.5 percentage points on a year-over-year basis reaching 17.8%.

•	Free cash flow after maintenance capital expenditures for the quarter was negative US$153 million, compared with US$8 million in the same quarter of 2016.

Fernando A. Gonzalez, Chief Executive Officer, said: “We continued to see favorable results from our value-before-volume strategy during the quarter. Sequential and year-over-year pricing increased in the low- to mid-single digits for our three core products. This, together with favorable volume dynamics in Mexico and our Europe and South, Central America and Caribbean regions led to solid growth in consolidated sales and operating EBITDA, on a like-to-like basis. In addition, net income increased close to a tenfold during the quarter.

During the quarter, we reduced our total debt by US$470 million. This debt level is more than US$2.7 billion lower than that at the end of 2015, representing a reduction of close to 18%. We have about US$230 million of announced asset sales pending to close. This, plus free cash flow generation during the rest of the year should help us continue to de-lever, reach our debt reduction target for this year, and bring us closer to an investment-grade capital structure.”

Consolidated Corporate Results

During the first quarter of 2017, controlling interest net income was a gain of US$336 million, an improvement over a gain of US$35 million in the same period last year.

Total debt plus perpetual notes decreased by US$470 million, or nearly 4%, during the quarter.

Geographical Markets First-Quarter 2017 Highlights

Net sales in our operations in Mexico increased 28% on a like-to-like basis in the first quarter of 2017 to US$725 million. Operating EBITDA increased by 31% on a like-to-like basis to US$267 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$834 million in the first quarter of 2017, up 2% on a like-to-like basis from the same period in 2016. Operating EBITDA increased by 32% on a like-to-like basis to US$118 million in the quarter.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$480 million during the first quarter of 2017, representing a decrease of 1% on a like-to-like basis over the same period of 2016. Operating EBITDA decreased 15% on a like-to-like basis to US$133 million in the first quarter of 2017.

In Europe, net sales for the first quarter of 2017 increased 5% on a like-to-like basis to US$711 million. Operating EBITDA was US$33 million for the quarter, 30% lower on a like-to-like basis than the same period last year.

Operations in Africa, Middle East and Asia reported an 8% decrease on a like-to-like basis in net sales for the first quarter of 2017, to US$326 million, versus the first quarter of 2016. Operating EBITDA for the quarter was US$64 million, down 26% on a like-to-like basis from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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